Teradata Corporation
10000 Innovation Drive
Dayton, OH 45342

October 31, 2018

Ms. Joyce Sweeney
Staff Accountant
Division of Corporation Finance
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Teradata Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for Quarterly Period Ended June 30, 2018
Filed August 6, 2018
File No. 001-33458

Dear Ms. Sweeney,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) raised in your letter dated October 17, 2018 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2017, filed on February 23, 2018 (the “2017 Form 10-K”) and its Form 10-Q for Quarterly Period Ended June 30, 2018 filed on August 6, 2018 (File No. 001-33458). The comments from the Comment Letter are included below in bold. The Company’s response follows the comment.

Form 10-Q for Quarterly Period Ended June 30, 2018
Condensed Consolidated Statements of Income (Loss), page 3

1.
We note you have separately presented a line for Recurring revenue. Tell us how this presentation complies with Article 5-03 of Regulation S-X. In this regard, we note from your disclosure on page 10 that revenue from subscription licenses are recognized upfront at a point in time unless the customer has a contractual right to cancel. Please quantify for us amounts related to subscription licenses that are recognized upfront and amounts that are recognized on a month-to-month basis.

Response:

As part of the Company’s business transformation, the Company is transitioning from perpetual software licenses to term-based software licenses that the Company refers to as subscriptions. To better reflect this shift in the business and align the reporting with the way management discusses and evaluates the performance of the business, the Company revised its presentation in the first quarter of 2018 to include a separate caption called recurring revenue. Recurring revenue generally consists of recurring services revenue, hardware rentals, and subscription licenses that include a contractual right for the customer to cancel and are recognized on a month-to-month basis. Subscription license revenue recognized on a month-to-month basis (i.e., other revenue) and rental revenue have been aggregated with other recurring revenue amounts (which are otherwise services-related revenue) as the amounts are not more than 10% of our total consolidated revenue (individually and in the aggregate). The Company respectfully concluded that it is in compliance with Rule 5-03 and believes that the additional presentation of recurring revenue as a separate revenue stream from perpetual software licenses and hardware revenue and consulting services revenue is useful to the readers of the financial statements and the related management’s discussion and analysis of the statements of income.

Subscription licenses without customer cancellation rights are recognized upfront and are not included within the recurring revenue caption. The amounts are reported within the perpetual software licenses and hardware caption and were less than 1% of total consolidated revenue for the six months ended June 30, 2018. Subscription licenses that include a contractual right for the customer to cancel are recognized on a month-to-month basis and are presented within the recurring revenue caption. These transactions amounted to less than 3% of total consolidated revenue for the six months ended June 30, 2018.

While we believe that an aggregated presentation of recurring revenue better reflects the key revenue streams and revenue recognition patterns from a subscription business, the Company will continue to monitor such arrangements. If any such revenue stream as defined by Rule 5-03 becomes a material component of our consolidated revenue in the future, the Company will update its disclosures as appropriate so that it continues to comply with Rule 5-03.

The Company will also, in future filings, beginning with the Form 10-Q for the nine months ended September 30, 2018 (the "2018 Q3 Form 10-Q”), clarify that subscription licenses where the customer has a contractual right to cancel and revenue is recognized on a month-to-month basis are included in the recurring revenue caption while subscription licenses recognized upfront are included in the perpetual software licenses and hardware caption. For the convenience of the Staff, revised disclosure has been set forth below compared to the disclosure which appeared on page 10 of the Company’s June 30, 2018 Form 10-Q (the “2018 Q2 Form 10-Q”). In this regard, please note that the proposed disclosures which have been added in response to the Staff's Comment have been noted in underlined bold italics.

Subscriptions - The Company sells on and off-premises subscriptions to our customers through our subscription licenses, cloud, service model, and rental offerings. Teradata’s subscription licenses include a right-to-use license and revenue is recognized upfront at a point in time unless the customer has a contractual right to cancel, where revenue is recognized on a month-to-month basis and is included within the recurring revenue caption. Subscription licenses recognized upfront are reported within the perpetual software licenses and hardware caption. Cloud and service model arrangements include a right-to-access software license on Teradata owned or third party owned hardware such as the public cloud. Revenue is recognized ratably over the contract term and is included within the recurring revenue caption. Service models typically include a minimum fixed amount that is recognized ratably over the contract term and may include an elastic amount for usage above the minimum, which is recognized monthly based on actual utilization. For our rental offering, the Company owns the hardware and may or may not provide managed services. The revenue for these arrangements is generally recognized straight-line over the term of the contract and is included within the recurring revenue caption. Hardware rentals are generally accounted for as an operating lease and considered outside the scope of Topic 606. Hardware rental revenue was $x million and $x million for the three and nine months ended September 30, 2018, and $x million and $x million for the three and nine months ended September 30, 2017.

Note 3. Revenue from Contracts with Customers, page 9

2.
Please describe for us the nature of the services being provided in your service model arrangements and how these services differ from your cloud offerings. Also, refer to the authoritative guidance that supports your accounting for these arrangements.

Response:

The nature of the services being provided in our service model arrangements and cloud offerings is substantially the same and consists of maintenance support and includes a hosted software license on Teradata owned or third party owned hardware (e.g., public cloud). Based on the Company’s go-to-market strategy, we have defined the service model offering as a transaction in which the customer has access to Teradata owned hardware only versus the cloud model that is offered on third-party or Teradata-owned hardware.

Within both models, the service and cloud hardware offered to our customers is not specified, and fulfillment of the arrangement is not dependent on the use of specified hardware. Therefore, in accordance with ASC 840-10-15-10 & 11 and 840-10-55-26, the service and cloud offerings are not within the scope of the leasing guidance and therefore fall within the scope of ASC 606-10-25-27.

The Company has also concluded that a software license does not exist within the scope of ASC 606-10-55-54 (a), which specifically excludes software subject to a hosting arrangement that does not meet both of the criteria outlined in ASC 985-20-15-5, which states the following:

•	The customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty,

•	It is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

The Company has concluded that the customer does not have the ability to run the software on its own hardware without significant penalty. As a result, our service and cloud model arrangements are accounted for as service transactions (rather than a licensing transaction) in accordance with ASC 606-10-25-27 since the Company is providing functionality of the software through a hosting arrangement rather than through a licensing arrangement.

3.	We note your subscription amounts include revenue from your rental offering, which is accounted for outside the scope of ASC 606. Please quantify these amounts for us. Refer to ASC 606-10-50-4(a).

Response:

The Company’s rental revenue as a percent of consolidated revenue was less than 2% for the six months ended June 30, 2018. The Company will, in future filings beginning with the 2018 Q3 Form 10-Q, provide additional disclosure in in accordance with ASC 606-10-50-4(a). For the convenience of the Staff, our proposed disclosure in response to the Staff's Comment, which will be added at the end of the description of subscriptions, is disclosed above under the response to comment number 1.

4.	Revise to disclose the methods used to recognize revenue from consulting services and explain why such methods provide a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18.

Response:

Consulting services revenues are generally recognized over time as the services are performed, with the customer simultaneously receiving and consuming the benefits as the Company satisfies its performance obligations. Revenue is recognized by measuring progress toward the complete satisfaction of the Company’s obligation. Progress for services that are contracted for at a fixed price is generally measured by applying input methods based on hours incurred as a portion of total estimated hours. Progress for services that are contracted for on a time and materials basis is generally based on hours expended. These input methods (e.g., hours incurred or expended) of revenue recognition are considered a faithful depiction of our efforts to satisfy services contracts and therefore reflect the transfer of services to a customer under such contracts.
The Company will, in future filings, beginning with the 2018 Q3 Form 10-Q, clarify how revenues from consulting services are recognized and why the methods used provide a faithful depiction of the transfer of the services. For the convenience of the Staff, revised disclosure has been set forth below compared to the disclosure which appeared on page 11 of the Company’s 2018 Q2 Form 10-Q. In this regard, please note that the proposed disclosures, which have been added in response to the Staff's Comment, are in underlined bold italics.
Consulting services - The Company accounts for individual services as separate performance obligations if a service is separately identifiable from other items in a combined arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer. Revenue for consulting, implementation and installation services is recognized as services are provided by measuring progress toward the complete satisfaction of the Company’s obligation. Progress for services that are contracted for at a fixed price is generally measured based on hours incurred as a portion of total estimated hours. Progress for services that are contracted for on a time and materials basis is generally based on hours expended. These input methods (e.g. hours incurred or expended) of revenue recognition are considered a faithful depiction of our efforts to satisfy services contracts and therefore reflect the transfer of services to a customer under such contracts.

* * * * *

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please do not hesitate to contact me at (858) 485-2466 if there are any comments or questions concerning the forgoing or if we can be of assistance in any way.

Sincerely,

/s/ Mark A. Culhane
Mark A. Culhane
Executive Vice President and Chief Financial Officer
Teradata Corporation
17095 Via Del Campo
San Diego, CA 92127

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
Victor L. Lund, Director, President and Chief Executive Officer
James M. Ringler, Chairman of the Board of Directors